Exhibit 99.9

NICE Honors Winners of Customer Excellence Awards at Interactions 2016

Eight customers were recognized for demonstrating outstanding innovation and business performance using NICE Enterprise solutions during the industry’s largest and most impressive customer conference

Paramus, New Jersey – May 25, 2016 – Eight companies took home NICE Customer Excellence Awards during the company’s annual customer conference, Interactions 2016, NICE (NASDAQ: NICE) announced today.

Over 1,500 people attended Interactions 2016, the industry’s largest customer event, which took place Monday through today. The event featured engaging customer and celebrity keynotes including addresses by Peyton Manning, quarterback of the Super Bowl 50 champion Denver Broncos, and Twitter co-founder, Dr. Dom Sagolla.

The agenda also included more than 100 informative breakout sessions, with over half led by NICE customers, allowing participants to hear first-hand experiences and insights about how to leverage NICE’s leading solutions to achieve better business results. A well-attended pre-conference session also took place, where customers were able to work one-on-one with NICE subject matter experts on live systems.

During the event, NICE presented Customer Excellence Awards to companies that have demonstrated remarkable success in implementation, customer experience and business impact using NICE solutions. The eight award winners, representing a broad cross-section of service industries, were selected for their achievements in three categories.

CUSTOMER EXPERIENCE – for owning the decisive moment in customer interaction by demonstrating preparedness for the interaction, shaping the interaction and using what was learned to improve future interactions.

Award recipients:

•	Alliance Data
•	TSYS Managed Services
•	Asurion

BUSINESS IMPACT – for measurable business impact in the areas of Customer Experience, Operational Efficiency and/or Revenue Generation, including customer satisfaction and loyalty; cost reductions and process improvements; agent performance; quality management; and sales and marketing effectiveness.

Award recipients:

•	Oi
•	Radial

ENTERPRISE IMPLEMENTATION – for excellence in vendor communication and partnership, displaying implementation best practices including efficiency of roll-out, product/solution adoption and training of agents and supervisory staff.

Award recipients:

•	Fiserv
•	LTC Partners
•	Prime Therapeutics

In addition, the NICE User Group board recognized Walgreens Community member Daisha Devonish-Whiteside for her outstanding support of NUG initiatives, including forum posts, webinar and chapter meeting attendance and participation in Interactions.

Among some of the notable achievements this year:

Alliance Data improved contact center KPIs such as increased consumer loyalty to brand partners by improving customer experience, greater first-call resolution and higher revenue per caller, using NICE Interactive Analytics and Voice of the Customer.

Asurion achieved a 25% increase in upsell offer rates and improved Associate performance, proficiency and satisfaction, using the NICE Real-Time suite of solutions.

LTC Partners significantly improved operational practices, improving adherence by 6% and reducing peak seasonal workforce by more than 20% while exceeding quality goals, using NICE cloud-based Workforce Management.

Tom Dziersk, President, NICE Americas:

“Interactions 2016 was a resounding success, and we were proud to recognize the achievements of our customers during the event. Our Customer Excellence Award winners this year represent a breadth of services including healthcare, insurance, financial and telecommunications. They have clearly demonstrated how they create perfect customer experiences and enhance operational efficiency while improving the bottom line using NICE Enterprise solutions. We extend to them all our warmest congratulations.”

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com,   ET
Yisca Erez, +972 9 775 3798, ir@nice.com,  CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Dziersk, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.